UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    January 30, 2012

January 30, 2012

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Concerning Resolution of Repurchase of Shares

(Repurchase of Shares under the Provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)

The Board of Directors of Sumitomo Mitsui Financial Group, Inc. (the “Company”), at the meeting held on January 30, 2012, resolved matters concerning repurchase of its shares (the “Repurchase of Shares”) as follows, in accordance with Article 156 of the Companies Act, as applied pursuant to Article 165, Paragraph 3 of said Act.

1.    Reason for the repurchase of shares

As announced in the “Notice Regarding Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group through Share Exchange” released by the Company and Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574, “Promise”) as of December 21, 2011 (the “Notice on the Share Exchange”), the Company and Promise resolved, at their respective meetings of the Board of Directors held on the same day, to make Promise a wholly-owned subsidiary of the Company through a share exchange (the “Share Exchange”), under which the Company will become a wholly-owning parent company of Promise and Promise will become a wholly-owned subsidiary of the Company.

In addition, as announced in the “Notice Concerning Resolution of Repurchase of Shares” released by the Company as of November 14, 2011 and the “Notice Concerning Result of Repurchase of Shares and Its Completion” released by the Company as of January 17, 2012 (collectively the “Notice on the Repurchase of Shares”), the Company repurchased 22,718,100 shares of its common stock through January 16, 2012, based on the resolution at its meeting of the Board of Directors held on November 14, 2011, which will be delivered to the shareholders of Promise as consideration for the Share Exchange.

As announced in the Notice on the Repurchase of Shares, the Company planned to repurchase the residual shares of the Company’s common stock necessary for the Share Exchange through market purchases, etc., after the terms for implementing the Share Exchange are fixed. Through the Repurchase of Shares, the Company will, prior to the Share Exchange, repurchase the aforementioned residual necessary shares of the Company’s common stock upon the determination of the terms for implementing the Share Exchange that were fixed at the aforementioned resolutions made by the Company and Promise at their respective meetings of the Board of Directors, through market purchases based on the discretionary dealing contract regarding the repurchase of shares.

2.    Details of the repurchase

(1) Type of shares to be repurchased:	Common stock
(2) Total number of shares to be repurchased:	22,943,000 shares (maximum) (Note 1) (Ratio to the total number of shares issued (treasury shares excluded): 1.65%)
(3) Total value of shares to be repurchased:	80,000,000,000 yen (maximum) (Note 2)
(4) Repurchase period:	January 31, 2012 to March 23, 2012 (schedule)
(5) Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of shares

(Note 1)

As stated in 1. above, the Company repurchased 22,718,100 shares of its common stock through January 16, 2012 as part of the consideration for the Share Exchange. Accordingly, based on the total number of shares to be delivered to the shareholders of Promise as consideration for the Share Exchange (45,660,718 shares) stated in the Notice on the Share Exchange, the residual necessary shares of the Company’s common stock will be 22,942,618 shares. However, due to the possible exercise of Promise’s stock acquisition rights (including the stock acquisition rights attached to bonds with stock acquisition rights) or others, the total number of shares to be delivered to the shareholders of Promise may increase from 45,660,718 shares by the effective date of the Share Exchange. Accordingly, the Company calculates the total maximum number of shares to be repurchased through the Repurchase of Shares as 22,943,000 shares.

(Note 2)

Through the Repurchase of Shares, the Company intends to repurchase all the residual shares of the Company’s common stock necessary for the Share Exchange. Accordingly, the Company set the maximum amount of “(3) Total value of shares to be repurchased” as the amount the Company considers sufficient to ensure the repurchase of the shares stated in “(2) Total number of shares to be repurchased”, taking into consideration possible fluctuations in the market value of the Company’s common stock and other factors.

(For your reference)

Treasury shares held as of January 19, 2012

Total number of issued shares (excluding treasury stock):	1,387,563,187 shares
Number of treasury stock:	26,492,438 shares

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